SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE FOUR HUNDREDTH AND THIRD
EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE: 04.23.2021 – 6 p.m. 3. PRESIDING BOARD: MARCEL MARTINS MALCZEWSKI - Chairman; e DENISE TEIXEIRA GOMES – Secretary 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors::

I.	I. unanimously resolved: a) to ratify, within the scope of the 1st UNIT Program, (i) the total conversion of 478,550,731 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, and the total conversion of 82,330,391 class “B” preferred shares into common shares, so that the share capital, fully subscribed and paid up, in the amount of R$10,800,000,000.00 (ten billion and eight hundred million reais), will be represented by 2,736,553,750 (two billion, seven hundred and thirty-six million, five hundred and fifty-three thousand, seven hundred and fifty) shares, without par value, being 1,054,090,460 common shares, 3,128 .000 class “A” preferred shares, and 1,679,335,290 class “B” preferred shares; and (ii) the total formation of 277,126,554 UNITs, of which 248,134,108 (two hundred and forty-eight million, one hundred and thirty-four thousand, one hundred and eight) UNITs issued to shareholders within the scope of the central depository and 28,992,446 ( twenty-eight million, nine hundred and ninety-two thousand, four hundred and forty-six) UNITs issued to the State of Paraná in the book-entry environment; and b) establish that UNITs will be formed, issued and credited to shareholders on April 26, 2021. It is registered that UNITs will be effectively traded on the B3 SA stock exchange market - Brasil, Bolsa, Balcão under the code CPLE11, as of 04.26.2021, inclusive. Finally, the Board of Directors states that the Company complies with the provisions of article 8, paragraph 1, III, of Federal Law no. 10,303, of 2001, so that it can issue preferred shares up to the limit of 2/3 (two thirds) of total shares..

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Secretary Executivo; ADRIANA ANGELA ANTONIOLLI; CARLOS BIEDERMANN; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; LUIZ CLAUDIO MAIA VIEIRA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; and DENISE TEIXEIRA GOMES - Secretary.

The full text of the 204th Extraordinary Board of Directors’ Meeting was drawn up in the Company’s book no. 11.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 23, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.